Exhibit 99.4
Sherman Capital Group LLC
3820 W. Happy Valley Road, Suite 141-601
Glendale, AZ 85310
Singer Children’s Management Trust
212 Vaccaro Drive
Cresskill, New Jersey 07626
David S. Oros
621 E. Pratt Street
Baltimore, Maryland, 21202
Milfam NG LLC
Lloyd I. Miller — Trust C
4550 Gordon Drive
Naples, FL 34102
November 16, 2011
VIA FACSIMILE AND FEDERAL EXPRESS
Board of Directors
Franklin Wireless Corp.
6205 Lusk Blvd.
San Diego, CA 92121
Attention: Mr. Gary Nelson, Chairman of the Board of Directors (the “Board”)
FOR IMMEDIATE DISTRIBUTION TO THE BOARD OF DIRECTORS
     As you are aware, the undersigned Sherman Capital Group LLC (“SCG”), Singer Children’s Management Trust (“SCMT”) and David S. Oros (“Mr. Oros” and, together with SCG and SCMT, the “Original Group”) sent you a letter (the “August 4 Letter”) on August 4, 2011 expressing their extreme dissatisfaction with the performance of the Company’s stock, the Company’s failure to adequately disclose information and communicate with its shareholders, and poor corporate governance. Since the date of the August 4 Letter, the Original Group has added two members — - Milfam NG LLC and Lloyd I. Miller Trust C (together with the members of the Original Group, the “Investor Group”). As of the date of this letter, the Investor Group collectively owns approximately 12.5% of the Company’s common stock.
     In the August 4 Letter, the Investor Group noted numerous, deeply-troubling examples of the Board’s and management’s failings in governance and financial management. Since August 4, 2011, the Company’s pattern of poor performance and disenfranchisement of shareholders has continued and, in some instances, worsened. The Investor Group cites below specific examples of the Board’s and management’s failure to manage the Company in order to maximize value for shareholders.

Company Performance
•	The Company’s financial results, as evidenced by the Form 10-Q filed on November 14, 2011, continue to be abysmal, and the Company is not projecting any improvement in the near term future. For example, gross profit fell by 85% in the third quarter of 2011 compared with the corresponding period of 2010.
•	The trading price of the Company’s common stock has continued the “free fall” noted in the August 4 Letter and currently trades at a price approximately equal to the Company’s cash “on hand.”[1]
Entrenchment and Disenfranchisement
•	After failing to hold an annual shareholder meeting for 11 years, the Company filed a proxy statement on November 14, 2011 (the “Proxy”) setting a shareholder meeting on December 22, 2011, in the middle of the holiday season when public shareholders are less likely to attend. The Investor Group believes that the timing of this meeting will reduce shareholder participation and is designed to entrench management and the incumbent directors.
•	Further, the Company set a previously unannounced record date of October 14, 2011 for voting shares of common stock at the annual meeting, the earliest date permitted under the Company’s bylaws. The failure to announce a record date in advance effectively disenfranchised shareholders (including the Investor Group) who purchased shares of the Company common stock following the record date set for October 14, 2011. These shareholders cannot vote all of their shares at the annual meeting.
Corporate Governance
•	In the Proxy, the Company seeks to ratify an amendment to the Company’s 2009 stock option plan (the “Share Increase”) to increase the shares authorized for insider awards from 1,300,000 to 2,000,000 shares. In an earlier filing on February 15, 2011, the Company reported that the Share Increase was approved by holders of more than a majority of the Company’s common stock. When questioned in the August 4 Letter, the Company was unable to identify the large shareholders who cast the majority vote in support of the Share Increase or explain how the Company could have received a majority vote when Company insiders held less than 20% of the Company’s common stock.
•	The proposal in the Proxy to ratify the Share Increase at the annual meeting appears to indicate that the Company made misleading statements in its SEC filing when it previously reported the approval of the Share Increase.

[1]	As of November 15, 2011, the Company’s stock closed at a price of $1.50 per share.

The Board and Management Lack Commitment to the Company
•	OC Kim, the Company’s President, acting Chief Financial Officer, Secretary and a member of the Board, offered, apparently on behalf of himself and other insiders, to sell all shares of the Company’s common stock to the Original Group and concurrently resign all positions with the Company. In an email to Steven Sherman, dated October 31, 2011, Mr. Kim stated as follows:
“Unfortunately our board and you cannot work together because of lost of credibility and trust each other.
If you really want Franklin with your friends, we would like to sell our shares and resign all positions.”
“Please discuss with your friends to purchase our shares and control the company whatever they want.”
•	The Investor Group believes, based on the email quoted above from the Company’s senior executive officer, that it is very clear that the Board has no confidence in the prospects of the Company or the Board’s ability to manage the Company effectively and that management would rather sell their shares and exit the Company without regard to other shareholders, who continue to experience declining returns.
     The Investor Group believes that the Board and management have not effectively represented the best interests of the Company’s shareholders. As a result, the Investor Group is currently exploring all actions available to them under Nevada law and the Company’s governing corporate documents, including proposing an alternative slate of directors that will include, among others, industry experts that have years of experience in the industry, significantly more expertise than the incumbent directors proposed by the Company, and the stated commitment to stand for the interests of all shareholders.
cc:	Mr. Gary Nelson Mr. OC Kim

Very truly yours, SHERMAN CAPITAL GROUP LLC
By:	/s/ Steven Sherman
	Name:	Steven Sherman
	Title:	Managing Member

SINGER CHILDREN’S MANAGEMENT TRUST
By:	/s/ Karen Singer
	Name:	Karen Singer
	Title:	Trustee

By:	/s/ David S. Oros
David S. Oros

MILFAM NG LLC
By:	/s/ Lloyd I. Miller, III
	Name:	Lloyd I. Miller III
Title:

LLOYD I. MILLER — TRUST C
By:	/s/ Lloyd I. Miller, III
	Name:	Lloyd I. Miller III
Title: